UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

                            (Amendment No.     )*


                  Under the Securities Exchange Act of 1934

           Information to be Included in Statements Filed Pursuant
          to 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
                            Pursuant to 240.13d-2


                       HEMLOCK FEDERAL FINANCIAL CORP.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                423666106000
                               (CUSIP Number)

                                July 29, 1998
                            (Date of Event Which
                     Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant
                      to which this Schedule is filed:

                                  [ ] Rule 13d-1(b)

                                  [X] Rule 13d-1(c)

                                  [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
         Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





   CUSIP NO.  423666106000            13G               Page 2 of 8 Pages


         1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

              Tara Enterprises, L.L.C. (36-4168764)

         2.   Check the appropriate box if a member of a group: (a)  [x]
                                                                (b)  [ ]

         3.   SEC Use Only

         4.   Citizenship or Place of Organization:   Illinois

              Number of Shares Beneficially Owned By Each Reporting
              Person With:

         5.   Sole Voting Power:                 0

         6.   Shared Voting Power:               63,000

         7.   Sole Dispositive Power:            0

         8.   Shared Dispositive Power:          63,000

         9.   Aggregate Amount Beneficially Owned By Each Reporting
              Person:
                                                 63,000

         10. Check box if the aggregate amount in Row (9) excludes certain shares:
                                                 [  ]

         11.  Percent of Class represented by amount in Row (9):
              3.3% (based on 1,900,000 shares outstanding, as reported by Friedman, Billings, Ramsey & Co., Inc. on August 5,
              1998)

         12.  Type of Reporting Person:     OO





   CUSIP NO.  423666106000            13G               Page 3 of 8 Pages


         1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

              John H. Daly

         2.   Check the appropriate box if a member of a group: (a)  [X]
                                                                (b)  [ ]

         3.   SEC Use Only

         4.   Citizenship or Place of Organization:
                   United States of America

              Number of Shares Beneficially Owned By Each Reporting
              Person With:

         5.   Sole Voting Power:                 52,000

         6.   Shared Voting Power:               63,000

         7.   Sole Dispositive Power:            52,000

         8.   Shared Dispositive Power:          63,000

         9.   Aggregate Amount Beneficially Owned By Each Reporting
              Person:
                                                 115,000

         10. Check box if the aggregate amount in Row (9) excludes certain shares:
                                                 [  ]

         11.  Percent of Class represented by amount in Row (9):
                                                 6.1%

         12.  Type of Reporting Person:     IN





   CUSIP NO.  423666106000            13G               Page 4 of 8 Pages


         1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

              Denis J. Daly, Jr.

         2.   Check the appropriate box if a member of a group: (a)  [X]
                                                                (b)  [ ]

         3.   SEC Use Only

         4.   Citizenship or Place of Organization:
                   United States of America

              Number of Shares Beneficially Owned By Each Reporting
              Person With:

         5.   Sole Voting Power:                 50,000

         6.   Shared Voting Power:               63,000

         7.   Sole Dispositive Power:            50,000

         8.   Shared Dispositive Power:          63,000

         9.   Aggregate Amount Beneficially Owned By Each Reporting
              Person:
                                                 113,000

         10. Check box if the aggregate amount in Row (9) excludes certain shares:
                                                 [  ]

         11.  Percent of Class represented by amount in Row (9):
                                                 6.0%

         12.  Type of Reporting Person:     IN





   CUSIP NO.  423666106000            13G               Page 5 of 8 Pages


                                   SCHEDULE 13G


         ITEM 1. (a)    Name of Issuer:

                        Hemlock Federal Financial Corp.

                (b)     Address of Issuer's Principal Executive Offices:

                        5700 West 159th Street
                        Oak Forest, Illinois 60452


         ITEM 2. (a)    Name of Person Filing:

                        (i)  Tara Enterprises, L.L.C.
                        (ii) John H. Daly
                        (iii) Denis J. Daly, Jr.

                (b)     Address of Principal Business Office:

                        900 Jorie Blvd., Suite 218
                        Oak Brook, Illinois 60523

                (c)     Citizenship:

                        (i)  Illinois
                        (ii) United States
                        (iii) United States

                (d)     Title of Class of Securities:

                        Common Stock

                (e)     CUSIP Number:

                        423666106000

         ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):

                   Not Applicable





   CUSIP NO.  423666106000            13G               Page 6 of 8 Pages


         ITEM 4.   Ownership

                (a)     Amount Beneficially Owned:

                        (i)  63,000
                        (ii) 115,000
                        (iii) 113,000

                (b)     Percent of Class:

                        (i)  3.3%
                        (ii) 6.1%
                        (iii) 6.0%

                (c)     Number of shares as to which such person has:

                        (i)  Sole power to vote or to direct the vote

                             [a]  0
                             [b]  52,000
                             [c]  50,000

                        (ii) Shared power to vote or to direct the vote

                             [a]  63,000
                             [b]  63,000
                             [c]  63,000

                       (iii) Sole power to dispose or to direct the
                             disposition of

                             [a]  0
                             [b]  52,000
                             [c]  50,000

                        (iv) Shared power to dispose or to direct the
                             disposition of

                             [a]  63,000
                             [b]  63,000
                             [c]  63,000

         ITEM 5.   Ownership of Five Percent or Less of a Class

                   Not Applicable





   CUSIP NO.  423666106000            13G               Page 7 of 8 Pages


         ITEM 6.   Ownership of More Than Five Percent on Behalf of
                   Another Person

                   John H. Daly and Denis J. Daly, Jr., as the sole members (50% each) of Tara Enterprises, L.L.C., have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 63,000 shares of Common Stock held by Tara Enterprises, L.L.C.

         ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                   Not Applicable

         ITEM 8.   Identification and Classification of Members of the
                   Group

                   The persons filing this statement (namely John H. Daly, Denis J. Daly, Jr. and Tara Enterprises, L.L.C.) may be deemed to be members of a group. John H. Daly and Denis J. Daly, Jr., who are brothers, collectively own 100% of the ownership interests of Tara Enterprises, L.L.C. John H. Daly, Denis J. Daly, Jr. and Tara Enterprises, L.L.C. collectively own an aggregate of 165,000 (8.7%) shares of Common Stock.

         ITEM 9.   Notice of Dissolution of Group

                   Not Applicable

         ITEM 10.  Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





   CUSIP NO.  423666106000            13G               Page 8 of 8 Pages


                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: August 7, 1998               TARA ENTERPRISES, L.L.C.


                                            By     /S/ JOHN H. DALY
                                            ----------------------------
                                            John H. Daly, President



                                                   /S/ JOHN H. DALY
                                            ----------------------------
                                            John H. Daly



                                                  /S/ DENIS J. DALY, JR.
                                            ----------------------------
                                            Denis J. Daly, Jr.